Exhibit 23.6
[American Appraisal China Limited Letterhead]
February 12, 2010
The Board of Directors
Redgate Media Group
8th Floor, CITIC Building, Tower B
19 Jianguomenwai Street, Chaoyang District
Beijing 100004
People’s Republic of China
Dear Sirs,
Subject:	WRITTEN CONSENT OF AMERICAN APPRAISAL CHINA LIMITED
We hereby consent to the references to our name and our final appraisal reports, dated December 7, 2009 and February 12, 2010 (the “Reports”) and addressed to the board of directors of Redgate Media Group (“Redgate”), and to references to our valuation methodologies, assumptions and conclusions associated with such Reports, in the Registration Statement on Form F-1 of Redgate and any amendments thereto (the “Registration Statement”) filed or to be filed with the U.S. Securities and Exchange Commission. We further consent to the filing of this letter as an exhibit to the Registration Statement.
The Reports relate to valuation of common shares and share options. In reaching our value conclusions, we relied on the accuracy and completeness of the financial statements and other data provided by Redgate and its representatives. We did not audit or independently verify such financial statements or other data and take no responsibility for the accuracy of such information. Redgate determined the fair value of common shares and share options and our Reports were used to assist Redgate in reaching its determinations.
In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations adopted by the U.S. Securities and Exchange Commission thereunder (the “Act”), nor do we admit that we are experts with respect to any part of the Registration Statement within the meaning of the term “experts” as used in the Act.
Yours faithfully,
/s/ American Appraisal
AMERICAN APPRAISAL CHINA LIMITED